

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2017

Via E-mail
Darin G. Billerbeck
President and Chief Executive Officer
Lattice Semiconductor Corporation
111 SW Fifth Ave, Ste 700
Portland, OR 97204

> **Re:** **Lattice Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 0-18032**

Dear Mr. Billerbeck:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We note that various press releases available on your website indicate that you have significant business with Huawei Technologies Co. Ltd. and ZTE Corporation, companies which are reported to have sold products into Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, original equipment manufacturers, distributors or other direct or indirect arrangements. You should describe any products, technology or services you have provided into Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3. We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the Commerce Department is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business with Huawei.

4. On pages 4-6 you state that your products include field programmable gate arrays (FPGAs), which are included in the Commerce Department's Commerce Control List. Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or technology you have provided or intend to provide, directly or indirectly, into Sudan and Syria are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which are you aware.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

Darin G. Billerbeck
Lattice Semiconductor Corporation
May 25, 2017
Page 3

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance